FOR IMMEDIATE RELEASE         For Further Information Contact:
     January 10, 1994              Stanley D. Green
                                   Executive Vice President - Finance
                                     and Corporate Development
                                   (501) 521-1141



                  VESTA ENERGY COMPANY FILES COMPLAINT
              AGAINST SOUTHWESTERN, NOARK PIPELINE SYSTEM


          FAYETTEVILLE, ARKANSAS--Southwestern Energy Company (Southwestern) (NYSE:SWN) announced that Vesta Energy Company (Vesta) has filed a complaint in the Federal District Court for the Northern District of Oklahoma against Southwestern, four of its subsidiaries, and the NOARK Pipeline System (NOARK). The complaint also named as defendants Dan B. Grubb, President of Southwestern, and Grubb NOARK Pipeline, Inc., an entity owned by Mr. Grubb.
          Vesta has a contract with NOARK which obligates it to transport up to 50,000 Million British Thermal Units (MMBtu) of gas per day on NOARK. Vesta has a separate contract to purchase 25,000 MMBtu per day of the total from two subsidiaries of Southwestern. The complaint makes several allegations and generally claims that the defendants induced Vesta to enter into the contracts through a series of false representations. Vesta is seeking rescission of the contracts, actual damages in excess of $1.0 million and punitive damages in excess of $1.0 million.
          Southwestern stated that Vesta's claim is wholly without merit and expects NOARK to file a counterclaim seeking enforcement of the contracts and damages. Southwestern may also seek damages related to the price paid to two of Southwestern's subsidiaries for gas production sold to Vesta.
          Southwestern, through a subsidiary, owns a 47.33% general partnership interest in the limited partnership which constructed and operates NOARK and serves as managing partner. Vesta owns a 1% general partnership interest in NOARK. Grubb NOARK Pipeline, Inc. owned an interest in NOARK prior to the time Mr. Grubb became President of Southwestern.
          Vesta is a unit of Edisto Resources Corporation (Edisto). Edisto recently emerged from a bankruptcy reorganization and has recently undergone a number of management changes.
          Under its contract with NOARK, Vesta is obligated to pay firm demand charges on 50,000 MMBtu per day of transportation capacity at a rate of $.193 per MMBtu, or approximately $293,000 monthly. For volumes actually transported, Vesta is obligated to pay an additional $.092 per MMBtu. Vesta's shipments on NOARK had been averaging approximately 32,000 MMBtu per day, including the 25,000 MMBtu per day purchased from Southwestern's subsidiaries. Vesta has ceased shipments on NOARK and has ceased payment of its

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     contractual firm demand charges.  Southwestern intends to continue to ship the 25,000 MMBtu per day on NOARK and, as is the case under its sales contract with Vesta, Southwestern will initially continue to pay the full firm transportation charges to NOARK.
          Southwestern said that it did not expect significant realization problems with receivable balances due from Vesta as recent sales of its gas production to Vesta have taken place under an escrow arrangement.


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